FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 12, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES THAT IT GRANTED 30,786 OPTIONS UNDER
ITS 2006 SHARE INCENTIVE PLAN TO CERTAIN SENIOR EMPLOYEES

Netanya, Israel - March 12, 2007 - Cellcom Israel Ltd. (NYSE: CEL) (“Cellcom”) announces that on March 11, 2007, it granted certain of its senior employees options to purchase an aggregate of 30,786 ordinary shares of Cellcom, at an exercise price of $12.60 per share, under the terms of its 2006 Share Incentive Plan.

About Cellcom
Cellcom is the leading Israeli cellular company; Cellcom entered the market in 1994 and today provides services to more than 2.8 million subscribers representing approximately 34% market share. Cellcom offers its subscribers a broad range of value added services including video streaming services, JAVA games, Multi Media Messages, content and multimedia services and more. In addition, Cellcom offers a wide range of cellular telephony services to both the private and business sectors including virtual private network (VPN), global roaming, voice-activated dialing and conference calling. Cellcom operates UMTS/HSDPA, GSM/GPRS/EDGE and TDMA networks. Cellcom also offers landline transmission and data services to business customers and telecommunications operators and, since July 2006, offers landline telephony services to selected businesses. For additional information please visit the Company's website http://www.cellcom.co.il/Cultures/en-US/InvestorRelations.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 12 , 2007	By:	Li/s/ Liat Menahemi Stadler
			Name:	LiLiat Menahemi Stadler
			Title:	G General Counsel